Exhibit 99.1

ImmunoPrecise's PolyTope™ TATX-03 Antibody Cocktail Potently Neutralizes SARS-CoV-2 Delta Variant in in vitro Pseudovirus Assays

IPA publishes its scientific paper “Cornering an Ever-Evolving Coronavirus: TATX-03, a Fully Human, Synergistic, Multi-Antibody Cocktail Targeting the SARS-CoV-2 Spike Protein with in vivo Efficacy” on bioRxiv

VICTORIA, British Columbia--(BUSINESS WIRE)--July 22, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) today announced new results from its TATX-03 PolyTope™ Therapy, a four monoclonal antibody cocktail developed for the potential prevention and treatment of SARS-CoV-2, demonstrating potent pseudovirus neutralizing activity against the SARS-CoV-2 Delta (B.1.617.2) variant.

The Company anticipated viral evolution leading to novel SARS-CoV-2 variants of concern throughout the design of their PolyTope SARS-CoV-2 therapeutic cocktail, aiming to minimize the risk of mutagenic escape (a reduction or elimination in the efficacy of a therapy or vaccine by virus mutation). As such, the Company continuously validates, and has demonstrated to date, maintained neutralization potency of IPA’s multi-antibody cocktail towards SARS-CoV-2 variants of concern. IPA previously announced that TATX-03 demonstrated strong efficacy in reducing viral load in vivo using a hamster challenge model and potently neutralized pseudovirus of Alpha (B.1.1.7) and Beta (B.1.351) variants in vitro.

Additional evaluation of virus neutralization potency in an in vitro pseudovirus-based assay revealed that IPA’s TATX-03 anti-SARS-CoV-2 antibody cocktail is also not affected by the rapidly spreading Delta variant (B.1.617.2). Parallel reactivity screening of the individual antibodies of TATX-03 revealed differential susceptibility of the lead components towards the Delta (B.1.617.1) variant with the majority showing maintained binding. These results are consistent with previously announced binding data towards other SARS-CoV-2 mutants, including variants of concern Alpha (B.1.1.7), Beta (B.1.351) and Gamma (P.1) variants. These binding data, combined with the maintained neutralization potency of IPA’s TATX-03 to variants of concern, supports the Company’s expectation that rationally designed multi-membered antibody cocktails are more sustainable, e.g. will be functionally less prone to escape-by-one mutations.

“The data from IPA’s screenings on the variants of concern speak to the importance of targeting diversified epitopes on the spike trimer for treatment sustainability and resilience of our PolyTope cocktail,” stated Dr. Ilse Roodink, IPA’s Chief Scientific Officer and Global Program Director for COVID Research. “Our TATX-03 cocktail is rationally designed for broad epitope coverage relying on multiple antibodies, which have shown in pre-clinical studies to work synergistically together, to reduce the risk of mutagenic escape, and have the potential to reduce the risk of new variants. We believe this strategy of multi-antibody cocktails is more crucial now with the surge of new variants of concern and breakthrough cases.”

IPA’s paper “Cornering an Ever-Evolving Coronavirus: TATX-03, a fully human synergistic multi-antibody cocktail targeting the SARS-CoV-2 Spike Protein with in vivo efficacy” (https://doi.org/10.1101/2021.07.20.452858) describes the Company’s approach to designing TATX-03, including the extensive characterization studies and in vivo efficacy trials which supported the rational design of the antibody cocktail, and which demonstrates sustained pre-clinical efficacy to emerging variants of concern.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment, to retain efficacy over time, and to reduce or suppress the emergence of novel variants as well as its potential to prevent the spread of variants,. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its PolyTope monoclonal antibodies, including TATX-03 , or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated November 16, 2020 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated December 28, 2020 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com